FOR IMMEDIATE RELEASE                                                                                                                                                                                          TSX Venture Exchange Symbol:  GPK.U
                                                                                                                                                                                                                                                                        OTCBB Symbol:  GPKUF

GRAND PEAK PROVIDES CORPORATE UPDATE

VANCOUVER, British Columbia /July 2, 2008/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that it has entered into an option agreement with Bedford Resource Partners Inc. and 743584 Ontario Inc. to acquire up to a 100% undivided interest in an iron ore exploration property located approximately ten miles southeast of Schefferville, Quebec.  The property, consisting of Blocks 44 and 97, constitutes a total area of 4,525 hectares.  In order to acquire its interest in the property, Grand Peak must, over a six year period, pay an acquisition fee of CDN $205,000 and implement an exploration work program to the stage of a pre-feasibility study.

The Company also announced today that it has entered into management agreements with respect to various commercial and industrial properties to offer complete property management and administrative services, which include leasing, property maintenance, accounting and budgeting.  The Company's remuneration will consist primarily of management and leasing fees which will be commensurate with market rates common to property management and administrative services.  The Company will also provide project management services for new construction on existing sites at prevailing market rates.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, such as: general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

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